Chaco Flaco Drinks LLC (the “Company”) an Arizona Company

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Unaudited

Balance Sheet

Chaco Flaco Drinks, LLC

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1000 Chase	0.00
1010 Bank of America	-772.65
Total for Bank Accounts	**-$772.65**
Accounts Receivable	
1100 Accounts Receivable (A/R)	252.00
Total for Accounts Receivable	**$252.00**
Other Current Assets	
1210 Inventory	$0.00
1211 Raw Materials	214,725.44
1220 FG Cocktails	269,574.36
1230 FG Mixers	
1221 FG Mixer Bloody Maria	6,930.00
1222 FG Mixer Verde Maria	3,960.00
Total for 1230 FG Mixers	**$10,890.00**
Total for 1210 Inventory	**$495,189.80**
1212 Inventory Asset	0.00
1999 Undeposited Funds	0.00
Total for Other Current Assets	**$495,189.80**
Total for Current Assets	**$494,669.15**
Fixed Assets	
1500 Chaco Van	55,018.00
1600 Intellectual Asset	102,190.35
1700 Amortization Accumulated	-59,611.56
1701 Accumulated Depreciation	-54,200.92
Total for Fixed Assets	**$43,395.87**
Other Assets	
1800 Development Costs	0.00
1860 Due From Chuck Moore	148,921.43
1861 Due From Steve Cislaw	142,863.29
1862 Due from Elevado	-261,056.79
1863 Due from Ninja Restores	3,330.00
Total for Other Assets	**$34,057.93**
Total for Assets	**$572,122.95**

Balance Sheet

Chaco Flaco Drinks, LLC

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	43,649.48
Total for Accounts Payable	**$43,649.48**
Other Current Liabilities	
2600 Prime Trust LLC	0.00
2650 Chase Overdraft Payment	0.00
2700 State/Local Income Tax Payable	-621.00
Missouri Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Total for Other Current Liabilities	**-$621.00**
Total for Current Liabilities	**$43,028.48**
Long-term Liabilities	
2100 Loan Payable	90,000.00
2101 Vehicle Loan	17,191.59
2102 Lending Point	8,908.90
2103 Chris McDonald	0.00
2104 Kyle Ballode	110,000.00
2105 Kevin Ott	520,000.00
2110 EIDL	0.00
2111 PPP	0.00
2112 Sharron Hayward	128,700.00
Total for Long-term Liabilities	**$874,800.49**
Total for Liabilities	**$917,828.97**
Equity	
3000 Opening Balance Equity	0.00
3010 Owner's Equity	$1,869,143.00
3011 Owner's Equity-Chuck Moore	4,461.39
3012 Owner's Equity-Steve Cislaw	0.00
Total for 3010 Owner's Equity	**$1,873,604.39**
3100 Owner's Draw - Chuck Moore	-20,663.43
3101 Owner's Draw - Steve Cislaw	-29,765.57
3102 Outside Investment Distribution	-3,700.00
3400 Retained Earnings	-2,170,959.53
Net Income	5,778.12
Total for Equity	**-$345,706.02**
Total for Liabilities and Equity	**$572,122.95**

Balance Sheet
Chaco Flaco Drinks, LLC
As of December 31, 2024

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
1000 Chase	
1010 Bank of America	813.40
Total for Bank Accounts	**US$813.40**
Accounts Receivable	
1100 Accounts Receivable (A/R)	59,163.20
Total for Accounts Receivable	**US$59,163.20**
Other Current Assets	
1210 Inventory	0.00
1211 Raw Materials	214,725.44
1220 FG Cocktails	269,574.36
1230 FG Mixers	0.00
1221 FG Mixer Bloody Maria	6,930.00
1222 FG Mixer Verde Maria	3,960.00
Total for 1230 FG Mixers	**US$10,890.00**
Total for 1210 Inventory	**US$495,189.80**
1212 Inventory Asset	
1999 Undeposited Funds	252.00
Total for Other Current Assets	**US$495,441.80**
Total for Current Assets	**US$555,418.40**
Fixed Assets	
1500 Chaco Van	55,018.00
1600 Intellectual Asset	102,190.35
1700 Amortization Accumulated	-52,586.04
1701 Accumulated Depreciation	-43,197.28
Total for Fixed Assets	**US$61,425.03**
Other Assets	
1800 Development Costs	
1860 Due From Chuck Moore	148,921.43
1861 Due From Steve Cislaw	142,863.29
1862 Due from Elevado	-237,423.81
1863 Due from Ninja Restores	930.00
Total for Other Assets	**US$55,290.91**
Total for Assets	**US$672,134.34**
Liabilities and Equity	
Liabilities	
Current Liabilities	

Accounts Payable				
2000 Accounts Payable (A/P)	89,261.71			
Total for Accounts Payable	**US$89,261.71**			
Credit Cards				
Other Current Liabilities				
2600 Prime Trust LLC				
2650 Chase Overdraft Payment				
Missouri Department of Revenue Payable				
Out Of Scope Agency Payable				
Total for Other Current Liabilities	**0.00**			
Total for Current Liabilities	**US$89,261.71**			
Long-term Liabilities				
2100 Loan Payable	90,000.00			
2101 Vehicle Loan	21,512.95			
2102 Lending Point	11,164.82			
2103 Chris McDonald				
2104 Kyle Ballode	120,000.00			
2105 Kevin Ott	520,000.00			
2110 EIDL				
2111 PPP				
2112 Sharron Hayward	130,200.00			
Total for Long-term Liabilities	**US$892,877.77**			
Total for Liabilities	**US$982,139.48**			
Equity				
3400 Retained Earnings	-1,990,456.24			
Net Income	-135,406.93			
3000 Opening Balance Equity				
3010 Owner's Equity	1,860,893.00			
3011 Owner's Equity-Chuck Moore	3,761.39			
3012 Owner's Equity-Steve Cislaw				
Total for 3010 Owner's Equity	**US$1,864,654.39**			
3100 Owner's Draw - Chuck Moore	-21,161.68			
3101 Owner's Draw - Steve Cislaw	-23,934.68			
3102 Outside Investment Distribution	-3,700.00			
Total for Equity	**-US$310,005.14**			
Total for Liabilities and Equity	**US$672,134.34**			
Accrual Basis Monday, July 07, 2025 05:26 PM GMTZ				

Profit and Loss

Chaco Flaco Drinks, LLC

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
4000 Sales	4,398.01
4010 Sales of Product Income	
4011 Canned Cocktails	
4012 Strawberry Daiquiri	5,304.00
4013 Mango Margarita	4,901.00
4014 Vodka Berry Mule	4,901.00
4015 Prickly Pear-4PK	1,541.00
Total for 4011 Canned Cocktails	**$16,647.00**
4030 El Cero-N/A	
4031 Berry Mojito-4PK	10,466.01
4032 Mango Margarita-4PK	9,586.01
4033 Prickly Pear-4PK	10,978.01
4034 Strawberry Daiquiri-4PK	10,274.01
Total for 4030 El Cero-N/A	**$41,304.04**
Total for 4010 Sales of Product Income	**$57,951.04**
4902 Uncategorized Income	0.00
Total for Income	**$62,349.05**
Gross Profit	**$62,349.05**
Expenses	
6040 Bank Charges & Fees	253.65
6041 Merchant Fees	534.44
6100 Commission Expense	9,350.15
6200 Shipping	
6201 Shipping, Freight & Delivery	6,197.18
6202 Shipping Samples	2,487.79
6203 Other Shipping	1,240.23
Total for 6200 Shipping	**$9,925.20**
6250 Dues & subscriptions	5,094.58
6290 Taxes & Licenses	22.00
6330 Insurance	5,068.38
6340 Interest Paid	4,175.68
6430 Meals & Entertainment	57.00
6490 Office Supplies & Software	526.25
6600 Advertising & Marketing	
6601 Advertising	4,775.75
6602 Festival & Trade Show Expenses	5,002.60
6603 Demonstration Expenses	5,702.78
6604 Samples	726.00

Profit and Loss

Chaco Flaco Drinks, LLC

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
6605 Merchandise	202.58
Total for 6600 Advertising & Marketing	**$16,409.71**
6670 Legal & Professional Services	
6671 Business Consultants	2,100.00
6672 Legal & Professional Services General	19,595.00
Total for 6670 Legal & Professional Services	**$21,695.00**
6680 Contractor	
6681 NEC Employee	33,179.79
6682 Brand Ambassador	308.70
6684 Sales Rep	1,500.00
Total for 6680 Contractor	**$34,988.49**
6710 Rent & Lease	
6711 Office Space	846.00
6712 Storage	26,963.91
Total for 6710 Rent & Lease	**$27,809.91**
6720 Car & Truck	
6721 Fuel	2,306.90
6722 Car & Truck Repair and Maintenance	1,146.26
Total for 6720 Car & Truck	**$3,453.16**
6840 Travel	
6841 Travel Meals	263.05
6842 Travel Transportation & Hotel	1,959.95
Total for 6840 Travel	**$2,223.00**
6850 QuickBooks Payments Fees	35.35
6860 Utilities	2,678.48
6880 Finance Charges	74.60
Total for Expenses	**$144,375.03**
Net Operating Income	**-$82,025.98**
Other Income	
7020 Other Income	105,833.26
Total for Other Income	**$105,833.26**
Other Expenses	
8000 Depreciation Expense	11,003.64
8001 Amortization Expense	7,025.52
Total for Other Expenses	**$18,029.16**
Net Other Income	**$87,804.10**
Net Income	**$5,778.12**

Profit and Loss

Chaco Flaco Drinks, LLC

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
4000 Sales	3,616.40
4010 Sales of Product Income	0
4011 Canned Cocktails	0
4012 Strawberry Daiquiri	4,609.88
4013 Mango Margarita	4,409.00
4014 Vodka Berry Mule	1,649.00
4015 Prickly Pear-4PK	1,849.88
Total for 4011 Canned Cocktails	**$12,517.76**
4020 Mixers	0
4021 Bloody Maria	114.00
4022 Verde Maria	114.00
Total for 4020 Mixers	**$228.00**
4030 El Cero-N/A	0
4031 Berry Mojito-4PK	16,575.30
4032 Mango Margarita-4PK	14,712.30
4033 Prickly Pear-4PK	16,512.30
4034 Strawberry Daiquiri-4PK	14,775.30
Total for 4030 El Cero-N/A	**$62,575.20**
Total for 4010 Sales of Product Income	**$75,320.96**
Total for Income	**$78,937.36**
Cost of Goods Sold	
5000 Cost of Goods Sold	0
5004 Mixers COGS	0
5002 Bloody Maria COGS	198.00
Total for 5004 Mixers COGS	**$198.00**
Total for 5000 Cost of Goods Sold	**$198.00**
Total for Cost of Goods Sold	**$198.00**
Gross Profit	**$78,739.36**
Expenses	
6020 Bad Debt Expense	45,492.40
6040 Bank Charges & Fees	643.70
6200 Shipping	0
6201 Shipping, Freight & Delivery	10,389.46
6202 Shipping Samples	987.71
6203 Other Shipping	1,554.11
Total for 6200 Shipping	**$12,931.28**
6250 Dues & subscriptions	3,487.79

Profit and Loss

Chaco Flaco Drinks, LLC

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
6290 Taxes & Licenses	45.00
6330 Insurance	6,366.39
6340 Interest Paid	6,512.16
6430 Meals & Entertainment	96.45
6490 Office Supplies & Software	287.90
6500 Research and Development	662.50
6600 Advertising & Marketing	0
6601 Advertising	21,243.67
6602 Festival & Trade Show Expenses	3,495.72
6603 Demonstration Expenses	842.76
6605 Merchandise	1,492.16
Total for 6600 Advertising & Marketing	**$27,074.31**
6670 Legal & Professional Services	0
6671 Business Consultants	10,700.00
6672 Legal & Professional Services General	28,638.00
Total for 6670 Legal & Professional Services	**$39,338.00**
6680 Contractor	0
6681 NEC Employee	29,037.57
Total for 6680 Contractor	**$29,037.57**
6710 Rent & Lease	0
6711 Office Space	1,128.00
6712 Storage	9,245.00
Total for 6710 Rent & Lease	**$10,373.00**
6720 Car & Truck	0
6721 Fuel	1,644.72
6722 Car & Truck Repair and Maintenance	4,587.09
Total for 6720 Car & Truck	**$6,231.81**
6840 Travel	0
6841 Travel Meals	536.03
6842 Travel Transportation & Hotel	3,813.59
Total for 6840 Travel	**$4,349.62**
6850 QuickBooks Payments Fees	233.91
6860 Utilities	1,933.34
6870 Charitable Contributions	1,020.00
Total for Expenses	**$196,117.13**
Net Operating Income	**-$117,377.77**
Other Income	
Other Expenses	
8000 Depreciation Expense	11,003.64

Profit and Loss

Chaco Flaco Drinks, LLC

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
8001 Amortization Expense	7,025.52
Total for Other Expenses	[illegible]
Net Other Income	[illegible]
Net Income	[illegible]

Statement of Cash Flows

Chaco Flaco Drinks, LLC

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	5,778.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	58,911.20
1700 Amortization Accumulated	7,025.52
1701 Accumulated Depreciation	11,003.64
2000 Accounts Payable (A/P)	-45,612.23
2700 State/Local Income Tax Payable	-621.00
Out Of Scope Agency Payable	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$30,707.13**
Net cash provided by operating activities	**$36,485.25**
INVESTING ACTIVITIES	
1862 Due from Elevado	23,632.98
1863 Due from Ninja Restores	-2,400.00
Net cash provided by investing activities	**$21,232.98**
FINANCING ACTIVITIES	
2101 Vehicle Loan	-4,321.36
2102 Lending Point	-2,255.92
2104 Kyle Ballode	-10,000.00
2112 Sharron Hayward	-1,500.00
3010 Owner's Equity	8,250.00
3011 Owner's Equity:Owner's Equity-Chuck Moore	700.00
3100 Owner's Draw - Chuck Moore	498.25
3101 Owner's Draw - Steve Cislaw	-5,830.89
3400 Retained Earnings	-45,096.36
Net cash provided by financing activities	**-$59,556.28**
NET CASH INCREASE FOR PERIOD	**-$1,838.05**
Cash at beginning of period	**$1,065.40**
CASH AT END OF PERIOD	**-$772.65**

Statement of Cash Flows

Chaco Flaco Drinks, LLC

January-December, 2024

Full name	Total
OPERATING ACTIVITIES	
Net Income	-135,406.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	-16,910.20
1211 Inventory:Raw Materials	-214,725.44
1220 Inventory:FG Cocktails	-194,473.73
1221 Inventory:FG Mixers:FG Mixer Bloody Maria	198.00
1700 Amortization Accumulated	7,025.52
1701 Accumulated Depreciation	11,003.64
2000 Accounts Payable (A/P)	86,946.91
Out Of Scope Agency Payable	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-US$320,935.30**
Net cash provided by operating activities	**-US$456,342.23**
INVESTING ACTIVITIES	
1862 Due from Elevado	240,117.69
1863 Due from Ninja Restores	
Net cash provided by investing activities	**US$240,117.69**
FINANCING ACTIVITIES	
2101 Vehicle Loan	-6,629.63
2102 Lending Point	-2,864.71
2104 Kyle Ballode	-20,000.00
2112 Sharron Hayward	130,500.00
3010 Owner's Equity	300,000.00
3100 Owner's Draw - Chuck Moore	49,549.65
3101 Owner's Draw - Steve Cislaw	30,597.14
3102 Outside Investment Distribution	-3,700.00
3400 Retained Earnings	-260,243.15
Net cash provided by financing activities	**US$217,209.30**
NET CASH INCREASE FOR PERIOD	**US$984.76**
Cash at beginning of period	**US$80.64**
CASH AT END OF PERIOD	**US$1,065.40**

Accrual Basis Monday, July 07, 2025 05:25 PM GMTZ

Chaco Flaco Drinks LLC
Statement of Changes in Equity

Accounts	2025	2024
Opening Balance of Stockholders' Equity	(310,005.14)	(174,598.21)
Net Income (Loss)	5,778.12	(135,406.93)
Owner Capital Contributions	8,950.00	—
Owner Draws / Distributions	(5,332.64)	(48,796.36)
Retained Earnings Adjustments	(45,096.36)	48,796.36
Closing Balance of Stockholders' Equity	**(345,706.02)**	**(310,005.14)**

Chaco Flaco Drinks LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Chaco Flaco Drinks LLC (the "Company") is a company organized on March 3, 2012 under the laws of Arizona.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.